November 7, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Thomas Jones

Re:       Inno Holdings Inc.

Registration Statement on Form S-l

Filed October 20, 2023 (File No. 333-273429)

Dear Mr. Jones:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on November 9, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Inno Holdings Inc. (the “Company”) or its counsel may request via telephone call to the Staff. Please contact Michael J. Blankenship of Winston & Strawn LLP, counsel to the Company, at (713) 651-2678 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Inno Holdings Inc.

By:	/s/ Dekui Liu
Dekui Liu
Chief Executive Officer

cc: Michael J. Blankenship